October 31, 2006

April Sifford, Branch Chief

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

U.S.A.  20549-7010

Dear Ms. Sifford:

Re:

PrimeWest Energy Trust

Form 40-F for the Fiscal Year Ended December 31, 2005

Filed March 30, 2006

File No. 333-13238

In response to your letter of September 27, 2006, we have the following comments to clarify the items as presented in your letter:

1.

Form 40-F for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures

We note your conclusion that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms”.   Please expand your conclusion to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm for additional guidance.

Comments:

We acknowledge the requirements of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and we thank you for noting how our disclosure can be improved to comply with the requirements of that section.  We will ensure that our Form 40-F for the fiscal year ended December 31, 2006 complies with the requirements of that section.

2.

Certifications, Exhibits 99.1 and 99.2

Please conform the language in your certification to that found in Item 601(B)(31) of Regulation S-K.  In this regard, remove the officers’ title from the first line and change “annual report” to simply “report” in paragraphs 2, 4a), 7 and 9a).

Comments:

We will ensure that the certifications in Exhibits 99.1 and 99.2 of our Form 40-F for the fiscal year ended December 31, 2006 reflect the changes you have noted, to comply with the requirements of Item 601(B) (31) of Regulation S-K.

3.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2.  Accounting Policies

Unit-Based Compensation

We note that you estimate the fair value of each Unit Appreciation Right (UAR) on the date of the grant.  We further note in the first paragraph of Note 13 that UARs granted to the Directors may be settled in cash or PrimeWest Trust Units at the Directors’ discretion.  Please tell us how you considered CICA 3870.38 in determining when to measure unit-based compensation expense.

Comments:

The Directors of the PrimeWest Board do not have the right to elect between receiving cash and PrimeWest Units as settlement of the UARs granted to them.  Like any of the recipients of the PrimeWest UARs, the Directors will receive units as settlement if PrimeWest elects to issue units to settle the UAR payout, or cash if PrimeWest  elects to issue cash as the method of settlement.  The Board of Directors, as a policy setting body, will have the responsibility of choosing the method (cash or units) that PrimeWest will use to settle the payouts under PrimeWest’s Long Term Incentive Plan.  The form of settlement, once chosen, will apply to all recipients of the PrimeWest UARs.

The disclosure method that PrimeWest has used for the UAR program is consistent with the instructions given in CICA 3870.38 and 3870.39.

4.

Note 3.  Changes in Accounting Policies

Change in Method of Accounting for Unit-Based Compensation

Your second paragraph under Note 3 indicates that you have restated prior periods to apply the fair value method retroactively to UARs issued on or after January 1, 2002.  We note that the change in accounting method resulted in an increase to 2005 net income of $52.7 million.  Please clarify for us whether the increase in net income represents the adjustment for the cumulative period from January 1, 2002 through December 31, 2005, or merely the fiscal year ended December 31, 2005.

Comments:

The increase in net income of $52.7 million pertains solely to the fiscal year ended December 31, 2005.

5.

Note 13.  Long-Term Incentive Plan

We note that you assumed an expected annual dividend yield in calculating the fair value of the UARs under the Black-Scholes options pricing model.  Tell us how you factored your cash distributions to Unitholders into the calculations of the UARs’ fair values, and explain to us the reasoning behind your treatment and how it is consistent with Canadian GAAP and U.S. GAAP.

Comments:

Under the PrimeWest UAR program, the UAR recipients begin to receive the benefits of the monthly cash distributions immediately on the option grant date.  According to CICA 3870.52, the fair value of an award in such an option program should be estimated based on a dividend payment of zero.  This is the method that PrimeWest has used in estimating the fair value of the UARs.

Effective for 2006 reporting we have had a lattice model build by an independent third party and have utilized this model for 2006 reporting and valuations.

Please contact myself, Dennis Feuchuk at (403) 699-7366 or by e-mail: dennisf@primewestenergy.com  for additional comments or explanations.

Sincerely,

Dennis Feuchuk,

VP Finance & CFO

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